Exhibit 99.1

Fang Announces Appointment of New Acting CFO

BEIJING, Sept. 22, 2016 -- SouFun Holdings Limited (NYSE: SFUN) ("Fang," the “Company,” "we" or "our"), the leading real estate Internet portal in China, today announced the appointment of Dr. Frank Hua Lei as the acting Chief Financial Officer during the period when CFO Mr. Kent Huang will be half time working for his health check.

Dr. Lei joined Fang in 2009 and has since accumulated extensive experience across multiple functions in the Company. In particular, Dr. Lei has been the managing director of the Company’s Investment Management Division and the Deputy CFO in 2015 and 2014, respectively.

Dr. Lei holds a Ph.D. in finance from University of the West of England in the United Kingdom, a Master degree in banking and finance from Loughborough University in the United Kingdom and a Bachelor degree in economics from Beijing Forestry University in China.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

Acting CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Joyce Tang

Senior Investor Relations Manager

Phone: +86-10-5631 8659

Email: tangjunning@fang.com

Ms. Dana Cheng

Investor Relations Manager

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com